UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

     For the month of February, 2008
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______No X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______No X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.
(Registrant)

By /s/ Tim Coupland
President & CEO

Date February 13, 2008

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street  .  Vancouver  .  British Columbia  .  V6B 1N2
Telephone: (604) 681-3131   Facsimile: (604) 408-3884

NEWS RELEASE

Feb 13, 2008	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
Frankfurt Trading Symbol: QLD

ALBERTA STAR INTERSECTS 52.00 METERS OF 0.30% COPPER AT THE CAMEL BACK-IOCG & URANIUM TARGET AT GLACIER LAKE, NT

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX), on the OTCBB (ASXSF) and on the Frankfurt Exchange (QLD), is pleased to report that the Company has received assay results from thirteen of sixteen holes from the 2007 summer/fall drill program at the Eldorado Camel Back IOCG & uranium target situated on the Company’s Glacier Lake property in the Northwest Territories. The 2007 drilling program has confirmed additional widespread poly-metallic IOCG & uranium style mineralization at Camel Back. The Company has intersected multiple zones of poly-metallic mineralization that is associated with zones of strong hydrothermal alteration and brecciation that are locally enriched in silver, copper, lead, zinc, cobalt, uranium and vanadium. Multiple zones of sulfide mineralization outcrop in semi-continuous gossanous zones for over 3.5 kilometers in length. The Camelback IOCG target is approximately 3.5 kilometers in length and 1 kilometer in width. This large IOCG target extends from north end of Glacier Lake to the eastern shore of Cameron Bay. The Camel Back target is located 7.5 km east of the Port Radium (Eldorado uranium mine). This IOCG target is associated with a large recently discovered geophysical anomaly and this geological feature has the potential of hosting a bulk tonnage IOCG and uranium target within a regional alteration signature.

The Company believes that the results from the current Phase 1 drill program confirm the extensive nature of hydrothermal alteration and poly-metallic mineralization associated within the Camel Back target at Glacier Lake. The presence of quartz-hematite-uranium veins indicates that widespread IOCG & uranium style of mineralization that is present on the Camel Back target at Glacier Lake.

Highlights from significant mineralized down-hole intervals from the Camel Back drill Program:

  CB-07-4 intersected 6.0 meters of 0.37% zinc

  CB-07-5 intersected 1.5 meters of 0.33% copper, 0.36% zinc and 3.9 g/ton silver

  CB-07-6 intersected several mineralized zone including 2.0 meters of 0.40% copper, 3.09% zinc and 37.2 g/ton silver

  CB-07-13a intersected 10.0 meters of 0.22% copper as well as 10.5 meters 0.13% copper and 0.25 meters of 0.12% U3O8

  CB-07-14 intersected 52.0 meters of 0.30% copper as well as 31.55 meters of 0.34% copper

  CB-07-15 intersected 13.30 meters of 0.21% copper as well as 1.55 meter of 0.69% copper and 20.6 g/ton silver, 4.2 meters of 0.37% copper, 0.23% V2O5 and also 1.5 meters of 0.23% V2O5

  CB-07-16 intersected 13.5 meters of 0.15% copper

The accompanying table gives a summary of drilling highlights and assay results returned from 13 of 16 drill holes. An additional hole (CB-07-9) was drilled outside of the gossanous area to evaluate the extent of mineralization. This hole did not intersect any significant values. Drill holes #3- #8- #12 are still pending. The Company has now reported the results of 46 of 73 drill holes that were drilled during the 2007 summer and fall drilling campaign.

Camel Back - Drill Summary

				Copper	Zinc
	From	To	Interval	Cu	Zn
Drill Hole	(m)	(m)	(m)	(%)	(%)
CB-07-01	261.50	263.00	1.50	0.13	0.03
	270.50	273.50	3.00	0.16	0.03
	278.00	279.50	1.50	0.12	0.02

				Copper	Silver	Gold
	From	To	Interval	Cu	Ag	Au
Drill Hole	(m)	(m)	(m)	(%)	(g/ton)	(g/ton)
CB-07-02	236.00	236.80	0.80	0.01	21.5	0.1
	249.00	250.50	1.50	0.13	0.7	0.1
	294.00	295.50	1.50	0.13	2.9	0.1
	297.50	298.50	1.00	0.11	2.0	0.1
	302.50	304.50	2.00	0.47	18.4	0.1
	303.50	304.50	1.00	0.65	27.4	0.2
	309.50	310.50	1.00	0.13	2.2	0.1
	312.50	313.50	1.00	0.64	31.7	0.1
	316.50	317.50	1.00	0.24	2.4	0.1
	325.50	327.00	1.50	0.13	0.9	0.1

				Copper	Zinc	Silver
	From	To	Interval	Cu	Zn	Ag
Drill Hole	(m)	(m)	(m)	(%)	(%)	(g/ton)
CB-07-04	103.50	105.00	1.50	0.04	0.11	1.10
	113.00	114.50	1.50	0.01	0.12	0.80
	120.25	126.25	6.00	0.00	0.37	2.13
	129.25	130.75	1.50	0.06	0.16	0.70

				Copper	Zinc	Silver
	From	To	Interval	Cu	Zn	Ag
Drill Hole	(m)	(m)	(m)	(%)	(%)	(g/ton)
CB-07-05	13.00	14.50	1.50	0.01	0.11	0.9
	19.00	20.50	1.50	0.01	0.10	0.9
	34.50	36.00	1.50	0.01	0.10	0.5
	56.15	57.65	1.50	0.09	0.20	1.6
	60.65	62.15	1.50	0.33	0.36	3.9
	112.30	113.00	0.70	0.01	0.54	2.4
	295.40	296.20	0.80	0.03	0.10	0.4
	307.00	308.00	1.00	0.19	0.04	1.1

				Copper	Lead	Zinc	Silver
	From	To	Interval	Cu	Pb	Zn	Ag
Drill Hole	(m)	(m)	(m)	(%)	(%)	(%)	(g/ton)
CB-07-06	156.90	158.40	1.50	0.02	0.00	0.12	0.3
	160.60	162.10	1.50	0.02	0.04	0.16	0.5
	178.50	180.50	2.00	0.12	0.40	3.09	37.2
	189.00	190.50	1.50	0.02	0.05	0.19	2.1
	215.00	215.60	0.60	0.01	0.23	0.11	17.7
	228.20	230.20	2.00	0.16	0.04	0.70	5.5
	232.00	232.50	0.50	0.13	0.02	0.46	5.6
	266.20	269.75	3.55	0.03	0.02	0.22	4.8
	277.50	279.00	1.50	0.04	0.02	0.10	3.9
	284.70	286.20	1.50	0.03	0.02	0.38	3.9

				Silver
	From	To	Interval	Ag
Drill Hole	(m)	(m)	(m)	(g/ton)
CB-07-10	62.10	63.6	1.50	4.8

				Copper
	From	To	Interval	Cu
Drill Hole	(m)	(m)	(m)	(%)
CB-07-11	318.77	321.77	3	0.17

				Copper	Cobalt	Uranium
	From	To	Interval	Cu	Co	U3O8
Drill Hole	(m)	(m)	(m)	(%)	(%)	(%)
CB-07-13a	83.50	85.00	1.50	0.13	0.00	0.00
	99.00	112.50	13.50	0.11	0.01	0.00
	99.00	153.00	54.00	0.05	0.02	0.00
	160.50	163.50	3.00	0.14	0.02	0.00
	166.50	176.50	10.00	0.22	0.02	0.00
	190.00	194.50	4.50	0.10	0.02	0.00
	194.50	196.00	1.50	0.23	0.02	0.00
	200.50	211.00	10.50	0.13	0.01	0.00
	215.50	217.00	1.50	0.11	0.02	0.00
	220.00	227.10	7.10	0.15	0.01	0.00
	232.25	232.50	0.25	0.01	0.00	0.12
	237.95	238.15	0.20	0.00	0.00	0.12
	244.70	245.50	0.80	0.01	0.00	0.01
	316.50	318.00	1.50	0.17	0.02	0.00

				Copper	Zinc	Silver	Nickel	Vanadium
	From	To	Interval	Cu	Zn	Ag	Ni	V2O5
Drill Hole	(m)	(m)	(m)	(%)	(%)	(g/ton)	(%)	(%)
CB-07-14	13.00	20.50	7.50	0.00	0.02	0.24	0.002	0.074
	24.50	27.50	3.00	0.00	0.02	0.1	0.001	0.072
	30.50	38.00	7.50	0.12	0.05	0.38	0.001	0.010
	42.50	45.50	3.00	0.11	0.02	0.75	0.002	0.017
	62.00	66.50	4.50	0.20	0.01	0.30	0.005	0.022
	74.00	105.55	31.55	0.34	0.01	0.33	0.004	0.020
	109.05	110.55	1.50	0.32	0.01	0.30	0.003	0.023
	114.50	126.50	12.00	0.37	0.02	0.51	0.006	0.019
	146.80	154.50	7.70	0.26	0.01	1.08	0.004	0.013
	157.50	209.50	52.00	0.30	0.01	1.50	0.007	0.022
	270.00	276.35	6.35	0.29	0.01	0.91	0.007	0.028
	283.50	289.50	6.00	0.17	0.01	0.60	0.008	0.024
	294.00	302.75	8.75	0.16	0.02	0.67	0.005	0.022
	308.15	308.50	0.35	0.11	0.01	0.40	0.001	0.009
	311.45	312.00	0.55	0.12	0.02	1.60	0.003	0.011
	312.00	313.50	1.50	0.02	0.01	0.10	0.001	0.014
	325.50	327.00	1.50	0.11	0.01	0.30	0.001	0.014

				Copper	Zinc	Silver	Vanadium
	From	To	Interval	Cu	Zn	Ag	V2O5
Drill Hole	(m)	(m)	(m)	(%)	(%)	(g/ton)	(%)
CB-07-15	131.60	133.10	1.50	0.26	0.02	8.40	0.01
	136.10	140.30	4.20	0.37	0.01	2.38	0.23

136.10	137.60	1.50	0.96	0.02	5.10	0.21
145.45	148.50	3.05	0.41	0.03	11.94	0.01
145.45	147.00	1.55	0.69	0.05	20.60	0.01
157.20	170.50	13.30	0.21	0.01	0.72	0.01
195.60	197.10	1.50	0.06	0.01	0.10	0.27
207.75	208.35	0.60	0.50	0.00	0.40	0.10

				Copper	Zinc	Silver	Cobalt	Vanadium
	From	To	Interval	Cu	Zn	Ag	Co	V2O5
Drill Hole	(m)	(m)	(m)	(%)	(%)	(g/ton)	(%)	(%)
CB-07-16	54.50	56.00	1.50	0.28	0.03	6.2	0.039	0.026
	59.00	71.50	12.50	0.14	0.02	1.9	0.011	0.025
	77.50	78.25	0.75	0.25	0.02	3.5	0.014	0.023
	81.25	89.80	8.55	0.50	0.03	11.0	0.017	0.078
	94.30	107.80	13.50	0.15	0.02	4.6	0.005	0.031
	124.30	125.80	1.50	0.21	0.02	4.9	0.010	0.020
	157.30	158.80	1.50	0.62	0.02	4.0	0.019	0.023
	163.30	164.80	1.50	0.17	0.02	2.4	0.014	0.024

Metal values as at today’s market price. Gold $922.10 US per ounce, Copper $3.55 US per pound, Silver $17.47 US per ounce, Cobalt $48.75 US per pound, Zinc $1.08 US per pound, Lead $1.35 US per pound, Vanadium $7.50 US per pound, and Uranium $75.00 US per pound as of February 12, 2008.

Note: True thickness is unknown.

All drill core samples were prepared, bagged and sealed by the Company's supervised personnel and were transported by plane to Acme Analytical Laboratories Ltd. ("ACME") in Yellowknife, NT where they were crushed and pulped, and then transported to ACME's main laboratories in Vancouver, British Columbia for assaying. Acme is a fully registered analytical lab for analysis by ICP-MS and ICP-FA techniques. All samples were analyzed for a wide spectrum of minerals Mo, Cu, Pb, Zn, Ag, Ni, Co, Mn, Fe, As, U, Au, Th, Sr, Cd, Sb, Bi, V, Ca, P, La, Cr, Mg, Ba, Ti, Al, Na, K, W, Zr, Ce, Sn, Y, Nb, Ta, Be, Sc, Li, S and Rb by inductivity coupled plasma-mass spectrometry (ICP-MS) following a four acid digestion (HF, HC104, HNO3 and HC1). All analyses for Cu, Ag, Au, U, Co, Ni, Bi, Pb, Zn and W which exceeded upper limits were re-assayed using the ICPFA method to validate values.

Azimuth and inclination for CB-07-1 to CB-07-8 are 225 degrees and 50 degrees, respectively. CB-07-9 azimuth 45 degree inclination 45 degrees, CB-07-10 azimuth 225 degrees inclination 45 degrees, CB-07-11 azimuth 225 degrees inclination 70 degrees, CB-07-13 to CB-07-16 azimuth 315 degrees inclination 65 degrees. There are three NE-SW trending drilling rows at Camel Back: first row includes drill holes CB-07-01 to CB-07-09 with 200 meter spacing between adjacent holes. Drill holes CB-07-10 and CB-07-16 are located at 400 meters SE and 550 meters NW of the first row, respectively. The second row includes drill holes CB-07-11, CB-07-12 and CB-07-15 at 2375 meters SE of the first row. The third row includes drill holes CB-07-13 and CB-07-14 at 600 meters SE of the second row.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 98,027.77 acres in size. The Eldorado IOCG Project area includes two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within the Company’s land package ownership. Olympic Dam style volcanic hosted hydrothermal iron-oxide copper, gold deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and Uranium regions in northern Canada.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663 and Mr. Mario Drolet at MI3 Communications Company at (514) 904-1333.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO
Alberta Star Development Corp.
Tel 604.681.3131	Fax 604.408.3884
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Lou Covello, B.Sc., P.Geo. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of M. Lou Covello, B.Sc., P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All rock samples were analyzed by Acme Analytical Laboratories Ltd. and Actlabs Laboratories Ltd.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.